Exhibit I

Capital Product Partners L.P. Announces Closing of Transaction to Acquire 11 Newbuild LNG Carriers Pursuant to Umbrella Agreement

December 21, 2023

ATHENS, GREECE, December 21, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP”, or “we”/ “us”) (NASDAQ:CPLP) today announced the closing of the umbrella agreement (the “Umbrella Agreement”) entered into on November 13, 2023 with Capital Maritime & Trading Corp. (“Capital Maritime”) and Capital GP L.L.C. (the “General Partner”) providing for the acquisition of 11 newbuild liquefied natural gas carrier vessels (“LNG/C”) from Capital Maritime (the “Vessels”) for a total acquisition price of $3,130.0 million. Upon the closing of the Umbrella Agreement, CPLP today entered into 11 share purchase agreements to acquire 100% of the equity interests in each vessel-owning company of the Vessels (the “Vessel SPAs”).

Vessel Acquisitions

Each Vessel will have a capacity of 174,000 Cubic Meters and was built or is under construction at Hyundai Heavy Industries Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea (collectively, “Hyundai”).

Today, we closed the acquisition of the vessel-owning company of the LNG/C Amore Mio I concurrently with entry into the applicable Vessel SPA and the LNG/C Amore Mio I was delivered to the Partnership. Upon entry into and closing of the Vessel SPA for the LNG/C Amore Mio I, we paid to Capital Maritime the aggregate acquisition price under the applicable Vessel SPA of $141.7 million.

We expect to close the acquisitions of each of the vessel-owning companies of the LNG/Cs Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon (the “Initial Vessels”) upon completion of each Vessel’s construction and delivery from the shipbuilder. Upon entry into the Vessel SPAs for the Initial Vessels, we paid to Capital Maritime a deposit in the amount of 10% of the aggregate acquisition price of the Initial Vessels, or $174.4 million, and the remainder with respect to each Initial Vessel will be paid upon delivery of such vessel, which will total $1,569.6 million for all Initial Vessels.

Today, we also closed the acquisitions of 100% of the equity interests in each of the vessel-owning companies of the LNG/Cs Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”) concurrently with entry into the Vessel SPAs for the Remaining Vessels. Upon entry into the Vessel SPAs for the Remaining Vessels, we paid to Capital Maritime the aggregate purchase price for the Remaining Vessels of $138.1 million. We have taken over the obligations of the vessel-owning companies under the respective shipbuilding contracts with Hyundai and we expect to pay an additional total amount of $909.9 million to Hyundai in pre-delivery and delivery installments.

$500.0 million Rights Offering and $220.0 million Sellers’ Credit

Pursuant to the Umbrella Agreement, we conducted a rights offering to finance $500.0 million of the purchase price for the Vessels (the “Rights Offering”). As previously announced, the subscription period for the Rights Offering expired at 5:00 p.m., New York City time, on December 13, 2023. The Rights Offering resulted in subscriptions for 445,988 common units representing limited partnership interests in CPLP (the “Common Units”) offered at an exercise price of $14.25 per Common Unit.

Capital Maritime purchased 34,641,731 Common Units that were not issued pursuant to the Rights Offering for an aggregate amount of $493.6 million pursuant to a standby purchase agreement with CPLP (the “Standby Purchase Agreement”). Following the Rights Offering, Capital Maritime owns 39,808,881 Common Units, representing 72.3% of the Common Units outstanding (40,962,727 Common Units together with the Common Units owned by Capital Gas Corp., an affiliate of Capital Maritime, representing 74.4% of the Common Units outstanding) excluding 870,522 treasury units and 348,570 general partner units.

In addition to commercial debt and the Rights Offering, Capital Maritime also issued to us an unsecured seller’s credit in an amount equal to $220.0 million to finance a portion of the purchase price for the Vessels. The Seller’s Credit Agreement provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027.

Post-Closing Actions and Rights of First Refusal

Following the closing of the Umbrella Agreement, we intend to explore the disposal of our container vessels and abstain from acquiring additional container vessels. Pursuant to the Umbrella Agreement, we also agreed to change our name. Further, we, Capital Maritime and the General Partner have agreed to, in good faith negotiate and jointly work with tax and other advisors to agree terms for the conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions by June 21, 2024.

In connection with the change of our business focus to concentrate on the LNG/C market, Capital Maritime granted us, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware, and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime (the “New Energy Vessels”) for a period ending when Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units and (iii) if we acquire a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending when Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are very pleased to see the closing of this very important first step in the transformation of the Partnership into a one of the largest US listed owners of two stroke, latest generation LNG carriers. Together with the other steps that we have laid out such as the transformation of the Partnership into a corporation, we hope to over time attract additional investor interest and allow our equity valuation to move closer to our peers.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 23 vessels, including eight latest generation LNG carrier vessels, 12 Neo-Panamax container vessels and three Panamax container vessels. It has agreed to acquire an additional 10 latest generation LNG carriers between 2024 to 2027.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

This communication includes forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including, among other things, the transaction contemplated pursuant to the Umbrella Agreement, our expected performance following such transactions, our expectations or objectives regarding future distributions and market and charter rates expectations. These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated, including but not limited to adverse change in the LNG commodity and shipping markets in general including container shipping markets, changes in interest rates and interest rates expectations, changes in the availability and cost of vessel financing, the ability of our counterparties to perform under the respective contracts including charter parties and ship building contracts, material changes in the operating expenses and maintenance capex of our vessels and material changes in the regulatory environment for shipping. For a discussion of some of the factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report on Form 20-F filed with the SEC on April 26, 2023. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We make no prediction or statement about the performance of our common units.

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com